

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

<u>Via E-mail</u>
Michael McFerran
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

     Re: KKR Financial Holdings LLC
             Form 10-K for the period ended December 31, 2012
             Filed February 28, 2013
             Form 10-Q for the period ended March 31, 2013
             Filed May 8, 2013
             File No. 001-33437

Dear Mr. McFerran:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Sharon Blume

                    Sharon Blume
                    Assistant Chief Accountant